SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 28, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐            Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)
Enclosed:
News Release

September 28, 2010

New drill hole at Oyu Tolgoi intercepts 938 metres
of near-continuous copper/gold mineralization
between Heruga Deposit and Southern Oyu deposits
Intercepts of up to 10 grams of gold/tonne near bottom of hole in discovery area now known as Heruga North
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman of Ivanhoe Mines Ltd., and Richard Gosse, Vice-President, Exploration, announced today that the company has intercepted almost one kilometre of near-continuous gold and copper mineralization in drill hole OTD1510 at Oyu Tolgoi, making it the longest exploration drill intercept of gold and copper mineralization recorded since Ivanhoe began drilling at the Oyu Tolgoi Project in 2001.
Hole OTD1510 intercepted 112 metres grading 1.36 grams of gold per tonne (g/t) and 0.34% copper, with a copper equivalent grade of 1.21% (CuEq), at a down-hole depth of between 2,286 and 2,398 metres. The intercept included 20 metres grading 3.78 g/t gold and 0.64% copper, with a CuEq grade of 3.06%, at a down-hole depth of between 2376 and 2396 metres, and six metres of 8.4 g/t gold and 0.66% copper, with a CuEq grade of 6.05%, at a down-hole depth of between 2388 and 2394 metres.
Individual two-metre samples near the bottom of hole OTD1510 returned gold assays of approximately 10 grams per tonne — among the highest gold grades ever drilled at Oyu Tolgoi.
Over the entire 938-metre intercept, OTD1510 averaged 0.42 g/t gold and 0.46% copper, with a CuEq grade of 0.76%, at a down-hole depth of between 1460 and 2398 metres (true depth below surface of between approximately 1200 and 1885 metres).
“To intercept almost one kilometre of copper and gold mineralization in a new drill hole is a remarkable development, considering that we already have drilled more than 1,650 holes totalling almost 900 kilometres at the project during the past 10 years,” Mr. Friedland said.
“Drill hole OTD1510 extends the Oyu Tolgoi mineralized system and demonstrates yet again the incredible potential to significantly add to the presently defined copper and gold resources. While Oyu Tolgoi already is one of the world’s largest deposits of gold and copper, hole OTD1510 is consistent with our long-held view that the Oyu Tolgoi mineralized system contains significantly more gold and copper than we have delineated to date under NI 43-101 standards. We are particularly pleased to see this outstanding intersection in hole OTD1510, right where the advanced technology, induced-polarization section indicated it would be found.”
Maps and sections of the Oyu Tolgoi discovery are attached at the back of this release.
The area, previously known as the New Discovery Zone, now has been renamed Heruga North. The OTD1510 intercept indicates that Heruga North is part of a 2.5-kilometre, gold-rich mineralized extension of the Heruga Deposit, stretching north from the southern border of the Oyu Tolgoi mining licence to the Southern Oyu deposits.

Based on interpreted geology and a large, coincident, gradient-array induced polarization (IP) chargeability anomaly identified by proprietary, deep-exploration technology, Hole OTD1510 was targeted on a critical, 600-metre gap in the known mineralization between the northern, fault-controlled limit of the Heruga Deposit and the former New Discovery Zone.
Heruga North discovery confirms ongoing potential to expand Oyu Tolgoi system
The 938-metre Heruga North intercept in Hole OTD1510 covers a horizontal distance of 643 metres and a vertical distance of 681 metres. The hole was stopped after it entered the West Bat Fault, which appears to form the western boundary of the high-grade mineralization. Ivanhoe has begun drilling a daughter hole — OTD1510B — to better delineate the extent of the gold-rich mineralization encountered in OTD1510.
Highlighted Heruga North drill holes previously reported by Ivanhoe include:
•	OTD1487A — 2.13 g/t gold and 0.82% copper (CuEq grade 2.24%) over 78 metres from 2258 and 2336 metres.
•	OTD1487A — 0.85 g/t gold and 0.54% copper (CuEq grade 1.12%) over 358 metres from 1978 and 2336 metres.
•	OTD1487 — 0.10 g/t gold and 1.65% copper (CuEq grade 1.73%) over 16 metres from 1978 and 1994 metres.
•	OTD1487 — 0.85 g/t gold and 0.89% copper (CuEq grade 1.47%) over 25.7 metres from 2028 and 2053.7 metres.
Mr. Friedland said that the discovery of additional, multi-kilometre-long zones of gold-rich porphyry mineralization, like Heruga North, allows for considerable flexibility in future development phases at Oyu Tolgoi. “It’s possible that Heruga and Heruga North eventually could be developed together as one of the world’s largest underground gold mines.”
Construction of Oyu Tolgoi is on schedule to begin initial production in late 2012.
Heruga North extends the Heruga Deposit
Ivanhoe’s deep diamond drilling between the Heruga Deposit and the Southwest Oyu deposits first identified the zone, now named Heruga North, in December 2008. Since the initial discovery, Ivanhoe has completed approximately 43,500 metres of wide-spaced diamond drilling into the Heruga North zone. The name Heruga means “supreme happiness.”
Geological modelling indicates that Heruga North is the northern continuation of the Heruga Deposit, with a horizontal displacement of more than 500 metres along a fault between the two zones. The top of Heruga North is approximately 1,100 metres below surface and slopes gradually downward as it extends to the north. The Solongo Fault forms the current northern limit of mineralization. Although the overall limits of the system have yet to be defined, an approximate 2.5-kilometre, northeast-trending corridor from the Heruga Deposit in the south to the Solongo Fault in the north is potentially mineralized over a height of at least 700 metres and width of up to 700 metres.

Mineralized intercepts in Hole OTD1510 and other recent Heruga North drill holes:

	From	To	Interval	Gold	Copper	Mo
Hole	(m)	(m)	(m)	g/t	%	ppm	CuEq
OTD1500A	1462	1506	44	0.09	0.55	55	0.64
OTD1501	1662	1682	20	0.12	1.06	12	1.14
including	1724	1730	6	0.07	1.23	30	1.29
	1754	1776	22	0.03	0.59	39	0.63
OTD1502	1496	1542	46	0.01	0.33	64	0.37
	1970	1982	12	0.10	0.99	38	1.07
OTD1500B	2066	2094	28	2.30	1.35	200	2.92
	2182	2276	94	0.91	0.60	60	1.21
OTD1510	1460	2398	938	0.42	0.46	72	0.76
including	1460	1492	32	0.08	0.66	22	0.72
and	1504	1742	238	0.11	0.41	37	0.50
and	1758	1780	22	0.39	0.59	140	0.91
and	1792	1976	184	0.55	0.59	74	0.98
and	1986	2006	20	0.60	0.53	83	0.96
and	2012	2074	62	1.08	1.11	235	1.93
and	2090	2162	72	0.18	0.36	139	0.55
and	2166	2184	18	0.13	0.57	225	0.77
and	2214	2232	18	0.19	0.55	166	0.75
and	2246	2264	18	0.21	0.46	132	0.67
and	2286	2398	112	1.36	0.34	14	1.21
including	2272	2312	40	0.87	0.49	92	1.09
and	2326	2354	28	1.32	0.39	8	1.23
and	2364	2398	34	2.44	0.47	6	2.03
including	2376	2396	20	3.78	0.64	6	3.06
including	2388	2394	6	8.44	0.66	5	6.05
OTD1502A	Drilling underway.
OTD1510B	Drilling underway.

*	The copper equivalent grade (CuEq) was calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10/lb for molybdenum. For convenience, the formula is: CuEq = %Cu+((g/tAu*18.98)+(Mo*0.01586))/29.76. Earlier Heruga North drilling data is contained in Ivanhoe’s 2010 Annual Information Form (AIF) available on SEDAR or Ivanhoe’s website.
There has been insufficient drilling to define a mineral resource at Heruga North. However, given the current dimensions of the copper-gold-molybdenum mineralized zone defined to date and drill results, Ivanhoe believes that the Heruga North exploration target could have similar tonnage and grade to the adjoining Heruga Deposit. As of March 2010, the Heruga Deposit had an estimated inferred resource of 970 million tonnes grading 0.48% copper, 0.48 g/t gold and 140 ppm molybdenum, for a copper equivalent grade of 0.86%, using a 0.60% copper equivalent cut-off grade. Based on the March 2010 estimate, the Heruga Deposit contains an estimated 10.2 billion pounds of copper and 15 million ounces of gold.
See Ivanhoe’s March 2010 AIF on www.ivanhoemines.com or www.sedar.com for details of the Heruga resource estimate. Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

Heruga North a major new gold-rich mineralized zone
Ivanhoe has two diamond rigs drilling additional holes from surface into Heruga North to advance the discovery toward an initial inferred resource estimate. The estimated size of Heruga North is based on wide-spaced drilling that Ivanhoe believes has not fully delineated the higher-grade, gold-rich zone.
Mr. Gosse said that some of the deeper drill intercepts in Heruga North have some of the highest gold grades (up to 10 g/t gold) and gold-to-copper ratios (higher than 10-to-1 g/t gold to % copper) identified to date at Oyu Tolgoi. The gold-rich zone in Heruga North is analogous to the gold-rich zone at the Heruga Deposit.
“Based on the high gold and copper grades, as well as the high gold-to-copper ratio encountered and the style and tenor of the porphyry mineralization, the significance of Heruga North compares favourably to the major deposits that currently comprise the Oyu Tolgoi Project,” Mr. Gosse said.
Quality Assurance and Quality Control
Dr. David Crane, R.P.Geo., Ivanhoe Mines’ Mongolia Exploration Manager, a member of the Australian Institute of Geoscientists and a qualified person as required by NI 43-101, supervised the preparation of the information in this news release.
The QA/QC program used at the Oyu Tolgoi Project was developed by Dr. Barry Smee, P.Geo., an independent quality control consultant, and adopted in April 2002. Oyu Tolgoi LLC’s sampling procedure comprises collection of core samples taken on continuous two-metre intervals down each drill hole, excluding dykes that extend more than 10 metres along the core length. Samples of one-half of NQ and HQ core, or one-quarter of PQ core, are taken for assaying. The core is marked with a continuous cutting line along the middle, parallel to the long axis for the purpose of preventing a sampling bias during splitting. Splitting is done with a rock saw flushed continually with fresh water. Samples are placed in cloth bags and sent to an on-site preparation facility operated by SGS Mongolia LLC. In-house, matrix-matched copper-gold-molybdenum standards, and blanks and duplicates are inserted at the sample preparation lab at the project site for quality-control monitoring of the assay data. All samples are assayed for gold, copper, molybdenum, arsenic and silver.
Upon receipt of assay results, values for Standard Reference Material samples and field blanks are tabulated and compared to those from an established round-robin program. Assay results that deviate from round-robin program results beyond pre-set tolerance limits are rejected and subject to re-assay. Oyu Tolgoi also performs check assays on a regular basis at the rate of one per batch of 20 samples.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 63% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts
Ivanhoe Mines Investors Relations: Bill Trenaman. Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements. This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events such as Ivanhoe’s intent to continue drilling at the Oyu Tolgoi Project. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “will”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements within this release include, but are not limited to, Ivanhoe’s belief that Heruga North could have similar tonnage and grade to the adjoining Heruga Deposit; the initial inferred resource estimate for Heruga North; the statement that Oyu Tolgoi is scheduled to begin initial production in late 2012; and the statement that Heruga and Heruga North could be eventually developed together as one of the world’s largest underground gold mines. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results almost always will vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.
The news release also contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Hole OTD1510 Section

Oyu Tolgoi Longitudinal Section

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 28, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary